

Mail Stop 4561

May 15, 2009

Via US Mail and Facsimile to (715) 831-4266

John Zettler
Senior Vice President and Chief Financial Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, WI 54701

> **Re:**   **Citizens Community Bancorp, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Forms 10-Q for the quarters ended December 31, 2008**
> **and March 31, 2009**
> **File No. 001-33003**

Dear Mr. Zettler:

We have reviewed your response letter dated May 5, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Federal Home Loan Bank Stock, page 36

1.   We note your response to comment two of our letter dated April 16, 2009, where
        you stated that the Company's future filings will disclose in more detail factors
        that were considered in determining that the FHLB stock was not impaired. We
        did not note these disclosures in your Form 10-Q filed May 12, 2009. Please
        confirm the additional disclosures will be included in your Form 10-Q for the
        quarter ended June 30, 2009 and provide us with a copy of your proposed
        disclosures based on your consideration of other than temporary impairment of
        FHLB stock at March 31, 2009. Further, please also clarify in your disclosures
        how you define foreseeable future with respect to your retaining the FHLB stock.

Form 10-Q for the three months ended December 31, 2008

Note 5 – Fair Value Accounting, page 9

2.   We note your response to comment five of our letter dated April 16, 2009. Please
        confirm that in future filings, beginning with the Form 10-Q for the quarter ended
        June 30, 2009, the Company will disclose the valuation techniques (e.g., future
        cash flows) and significant observable and unobservable inputs it used for valuing
        its investment securities.

****

         Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments, indicate your intent to include the requested revision in future filings, provide
a draft of your proposed disclosure, and provides any requested information. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        Please direct any questions to Lindsay Bryan, Staff Accountant, at (202) 551-
3417 or me at (202) 551-3423.

                                                Sincerely,

                                                Amit Pande
                                                Accounting Branch Chief